[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]
August 9, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Ms. Peggy Fisher, Assistant Director

Re:	Response to Letter Dated July 25, 2007
Renegy Holdings, Inc.
Registration Statement on Form S-4
Filed June 28, 2007
File No. 333-144110
Ladies and Gentlemen:
          On behalf of Renegy Holdings, Inc. (the “Company”), we submit this letter (this “Response Letter”) in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated July 25, 2007 (the “Comment Letter”) relating to the above-referenced Registration Statement. On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing a copy of Amendment No. 1 that is marked to show changes from the original filing to Ms. Peggy Fisher by overnight delivery.
          We have numbered this Response Letter in accordance with the numbering in the Comment Letter and have recited the comments from the Staff herein in bold and italicized font for your convenience. All page references in the Company’s responses refer to the corresponding page numbers in the marked copy of Amendment No. 1 provided to you with this Response Letter.
Summary of the Proxy Statement/Prospectus, page 1
1.     Here and elsewhere, as appropriate, revise your disclosure to explain the possible effects on the consideration shareholders will receive if the merger exchange ratio is adjusted in order to, among other things, increase the initial trading price of your stock. For example, explain how fractional shares will be treated if the ratio changes, and clarify whether the total percentage of shares that Catalytica shareholders will receive is subject to fluctuation. If so, please explain how it may change and what the minimum percentage of shares that Catalytica shareholders could receive would be.
RESPONSE TO COMMENT 1:
The Company advises the Staff that the exchange ratio has been established at 1 to 7, and Amendment No. 1 reflects this ratio and the effect of this ratio on Catalytica stockholders where appropriate throughout the filing. The percentage of shares that Catalytica stockholders will receive is not affected by the exchange ratio. Catalytica does not anticipate any additional adjustment to the exchange ratio.
Unaudited Pro Forma Financial Statements, page 103
Note 2 — Additional Notes related to Pro Forma Adjustments, page 108
2.     We see your reference in note (i) to an independent appraisal in determining the fair value of warrants issued to Mr. Worsley. Please revise your note to disclose the methodology and significant assumptions used in valuing the warrants. Additionally please note that if you choose to continue to refer to an expert in any capacity, you will need to revise the filing to name the independent appraiser and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.
RESPONSE TO COMMENT 2:
The Company has revised the disclosure on page 110 of Amendment No.1 to disclose the methodology and significant assumptions used in valuing the warrants and to name the independent appraiser. The consent of the independent appraiser has been filed as Exhibit 23.6 of the Registration Statement.
Catalytica Energy Systems, Inc. Financial Statements, page F-1
Report of Independent Registered Accounting Firm, page F-2
3.     Please have Ernst & Young revise their report to reference the city and state of the office that issued the audit report. Refer to Rule 2-02(a) of Regulation S-X.
RESPONSE TO COMMENT 3:
We advise the Staff that Ernst & Young has included the city and state of the issuing office in its report included on page F-2 of Amendment No. 1.
Consolidated Statements of Cash Flows, page F-6
4.     We note that you begin the statement of cash flows with net loss from continuing operations. Please revise to begin the reconciliation with net loss. Refer to paragraph 28 of SFAS 95.
RESPONSE TO COMMENT 4:
The Company has revised the statement of cash flows to begin the reconciliation with net loss, as requested by the Staff. We refer the Staff to page F-6 of Amendment No. 1.
Note 2. Significant Accounting Policies, page F-8
Deferred Revenue, page F-11
5.     We note that you defer 10% of revenue earned for each contract until receipt of successful final test results and the issuance of a final report to the customer. Please address the following:
•	Tell us how the reserve percentage of ten percent was determined.

•	Quantify any losses incurred during the last two years that were due to the fact you were not able to obtain successful final test results.

•	Tell us how you have considered SAB Topic 13.A.3(b) in your revenue recognition policy.
RESPOSE TO COMMENT 5:
The Company respectfully advises the Staff that as noted on page F-11 of Amendment No. 1, Catalytica maintains a revenue allowance equal to 10% of revenue earned for each contract to provide for any deficient test results that may occur after its initial test and to cover the cost of final tests. This revenue allowance is removed, and revenue recognized, upon receipt of successful final test results and issuance of a final report to the customer.
The amount of 10% was determined based on Catalytica’s experience in catalyst cleaning and regeneration, and includes a normal profit margin on the final test costs.
To date, Catalytica has not had any losses due to the fact that it was not able to obtain successful final test results. However, Catalytica regularly incurs costs associated with the final test results and report. For a $500,000 project these expenses approximate 5% of project revenue.
Catalytica considered SAB Topic 13.A.3(b) in its revenue recognition policy and concluded that formal customer sign-off is unnecessary as it could objectively demonstrate that specific customer criteria had been met as its contracts provide for third party independent performance testing. These provisions are generally identical to all customer contracts and require customer acceptance upon successful performance testing. Further, no right of return exists and Catalytica’s service has proven to be effective. The service Catalytica provides enhances product owned by the customer; it does not represent the manufacturing of a product for sale to the customer.
Note 3. Purchase of SCR-Tech, page F-15
6.     We note that in connection with the acquisition of SCR-Tech, you initially recorded $2,894,000 as the present value of estimated future acquisition payments. In 2005, you negotiated a settlement of and release from all remaining liabilities related to this acquisition and recognized a gain of $2,105,000 on the statement of operations. Please address the following:
•	Describe to us the material terms of the original transaction that resulted in the original amount representing “estimated future acquisition payments.” Discuss whether the amounts recorded represented contingent payments and, if so, how your accounting complies with paragraphs 25-31 of SFAS 141.

•	Tell us why you believe it was appropriate to record a gain on the statement of operations in 2005 relating to the settlement of this acquisition liability.
RESPONSE TO COMMENT 6:
The Company advises the Staff that the total net present value of estimated future acquisition payments evolved from three expected payments:

a.	$725,000 (net present value of $660,000) represented deferred purchase price less a closing balance sheet adjustment, was not contingent and was due and payable on August 20, 2005

b.	$1.0 million (net present value of $882,000) represented deferred purchase price, was not contingent and was due and payable on February 20, 2006

c.	The remaining net present value portion, or $1,352,000, represented the present value of contingent payments for each of the calendar years 2004 through 2018, an aggregate of up to $5,022,220 payable in installments equal to the lesser of (a) 10% of certain revenues for the applicable calendar year and (b) $502,220. These contingent payments were included in the present value of future acquisition payments. These payments were to be paid over the next 10-15 years. Catalytica believed that the total amount payable was determinable at the date of the transaction beyond a reasonable doubt (because they were 10% of annual revenues up to $5.0 million in revenues, far below Catalytica’s projected revenues over the next ten year period). Although Catalytica did estimate as to when over this period the amounts would be paid, this estimate had little impact on the total given the $502,000 per annum limitation. Catalytica believed that the timeframe was reasonably estimable as prescribed in SFAS 5 and appropriate to recognize the liability as prescribed in SFAS 141 paragraphs 25-31.
In December 2005, Catalytica negotiated a settlement of and release from all remaining liabilities related to the acquisition of SCR-Tech (including the three payments as describe above) for a cash payment of $1,500,000 which was accounted for as a reduction of long-term debt. As a result, all then existing balances recorded pursuant to the above liabilities were eliminated and a gain on the settlement of acquisition related liabilities of $2,105,000 was recorded as other income in the accompanying Consolidated Statement of Operations. The gain represented the difference between the book amount of the liabilities ($3.6 million) and the settlement amount. Catalytica recorded the gain on the statement of operations in 2005 in accordance with FAS 141, “Business Combinations” paragraph 41, and FAS 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”, paragraph 6, which state “After the end of the “allocation period,” an adjustment that results from a preacquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined.” Additionally, in accordance with APB 26, “Early Extinguishment of Debt,” paragraphs 4-10, the liabilities were resolved with a payment of $1.5 million. As such, APB 26, paragraph 5, prescribes that the differences on nonrefunding extinguishments are generally treated currently in income as losses or gains.
Catalytica Energy Systems Unaudited Consolidated Financial Statements, page F-28
Note 1. Description of Business and Significant Accounting Policies, page F-31
Accrued Warranty Liability, page F-34
7.     We note your disclosures here regarding the reversal of the accrued warranty liability. Please tell us and revise the filing to more clearly describe the events that occurred during the first quarter that caused you to conclude that a warrant liability was no longer necessary at March 31, 2007. In this regard, discuss why you concluded that the likelihood of the existence of a warranty claim was probable at December 31, 2006 but was not probable at March 31, 2007.

RESPONSE TO COMMENT 7:
The Company advises the Staff that when Catalytica purchased SCR-Tech in February 2004, Catalytica had limited experience in the cleaning and regeneration of catalyst and the technology utilized was new to the United States. Catalytica also began experiencing difficulties with management of SCR-Tech commencing immediately after the acquisition of SCR-Tech. Given those facts, Catalytica determined that warranty claims were probable. Further, Catalytica decided to reserve a portion of its work such that it would have the equivalent of approximately one average size project in its accrual. During fiscal years 2004 through 2006, Catalytica continually monitored the warranty reserve and evaluated the assumptions supporting such reserve. At the completion of the first quarter of 2005, a management change occurred at SCR-Tech which heightened Catalytica’s concerns regarding warranty claims. The completion of the first quarter of 2007 represented the passage of two years since the management change at SCR-Tech, and Catalytica had developed sufficient experience with the new management at SCR-Tech to develop confidence in the warranty and related estimates of SCR-Tech. Further, during this time period, SCR-Tech began receiving repeat orders from customers without warranty incidents from those customers. As a result, during the preparation of the first quarter of 2007 financial statements, Catalytica determined that sufficient time with the new SCR-Tech management and repeat customer experience represented enough time and experience as to no longer justify such a reserve due to no longer meeting the probability criteria.
Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC Financial Statements, page F-46
Note 2. Significant Accounting Policies, page F-51
Inventories, page F-53
8.     We note your disclosure here that abnormal amounts of idle facility expense, inefficiencies incurred in inventory procurement, freight, and handling costs are recognized as current-period charges and were approximately $3.2 million and $2.0 million during fiscal 2006 and 2005. We note similar disclosure on page F-57 which states that these costs were $.7 million and $1.1 million for the quarters ended March 31, 2007 and 2006, respectively. Please revise to clearly indicate where these costs are recorded. In this regard, it appears that the expenses disclosed here represent the majority of your costs of sales for fiscal 2006, fiscal 2005 and the three months ended March 31, 2007. Further, the costs disclosed here exceed your total costs of sales for the three months ended March 31, 2006. Please revise to clarify this activity.
RESPONSE TO COMMENT 8:
The Company advises the Staff that Snowflake White Mountain Power, LLC, Renegy, LLC and Renegy Trucking, LLC (collectively, the “Snowflake Entities” or the “Company” in the notes to the financial statements) did not begin significant production of inventories for future power production until the second quarter of 2005. In that regard, the Snowflake Entities performed an analysis to determine the standard cost of producing this inventory. The initial production of inventory in 2005 and 2006 was inefficient as the Snowflake Entities looked for ways to improve the process and reduce costs. Any costs above standard costs directly related to producing the inventory (i.e., abnormal costs) have been reflected as period expenses in Cost of Goods Sold in accordance with Statement of Financial Accounting Standard No. 151. Such abnormal costs totaled approximately $1,973,000 and $3,213,000 in the years ended December 31, 2005 and 2006, respectively, and approximately $660,000 and $395,000 in the quarters ended March 31, 2006 and 2007, respectively. Note 2 to the financial statements of the Snowflake Entities on page F-53 of Amendment No. 1 has been revised to properly reflect the accounting treatment and to quantify the amount of abnormal costs included in Cost of Goods Sold in each period.
Capitalized Interest, page F-53
9.     It appears that you have capitalized interest relating to a portion of the Solid Waste Disposal Revenue Bonds and that interest was capitalized at a rate of approximately 4.7% during 2006. We also note disclosure in Note 5 on page F-55 of an approximately $1.5 million term loan that appears to also relate to the construction of the biomass generating facility. Tell us how you have considered the guidance of SFAS34 in relation to interest incurred on this term loan.
RESPONSE TO COMMENT 9:
The Company advises the Staff that the Snowflake Entities accounted for Capitalized Interest in accordance with Statement of Financial Accounting Standard (SFAS) No. 34, “Capitalization of Interest Cost,” and No. 62, “Capitalization of Interest Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants.” The Snowflake Entities considered all debt that otherwise would have been avoided in calculating the weighted average interest rate for capitalizing interest. Interest on the $1.5 million term loan was included in the calculation of capitalized interest because it was entered into in as part of the CoBank Credit Agreement which, along with the Solid Waste Disposal Revenue Bonds, is financing the construction of the Biomass Facility. The Solid Waste Disposal Revenue Bonds and the CoBank Construction Loan carry an interest rate of 4.5% per year, while the CoBank Term Loan carries an annual interest rate of approximately 7.2%. Because the approximately $40 million of Solid Waste Disposal Revenue Bonds significantly outweigh the amounts outstanding on the Term and Construction Loans during 2006, the resulting weighted average interest rate used in calculating capitalized interest was 4.7%. Note 2 to the financial statements of the Snowflake Entities on page F-53 of Amendment No. 1 has been revised to more fully explain the factors used in determination of the interest capitalization rate.
Revenue Recognition, page F-53
10.     We note that you derive revenues from the sale of wood-related products and from forest thinning services. Your revenue recognition policy should be specific to each of your significant products and services. Please address the following:
•	Revise to describe the material terms of your sales transactions for both of your revenue streams.

•	Specifically address any post shipment obligations and/or customer acceptance provisions.

•	Describe any sales arrangements in which revenue is not recognized upon shipment.
RESPONSE TO COMMENT 10:
The Company advises the Staff that the Snowflake Entities have revised the disclosure regarding their revenue recognition policy beginning on page F-54 of Amendment No. 1 to respond to the Staff’s comments, as follows:

Revenue Recognition
The Snowflake Entities currently derive revenues principally from the sale of wood-related products and from forest thinning services.
Revenue from the sale of wood-related products, which includes logs, lumber and mulch and/or waste products is recognized when the material is delivered and title transfers to the buyer.
Revenues from forest thinning services are recognized in accordance with related contract terms. For contracts that provide for payment based on the amount of acreage cleared, revenue is recognized when the US Forest Service has inspected the site and approved billing. For contracts that provide for payment of a contractual amount per ton of biomass material removed, revenue is recognized as the material is removed and weighed.
The Snowflake Entities anticipate future revenues to be derived principally from the delivery of electric power pursuant to PPAs. As of December 31, 2006, the Snowflake Entities had not recognized revenues or produced or sold electricity under these agreements.
Post-Shipment Obligations
The Snowflake Entities do not have any post-shipment obligations or customer acceptance provisions relating to their sales or revenue recognition.
Note 10 — Related Party Transactions, page F-58
11.     We note from your disclosures that you used assets and services of related parties at no charge. If the use of these assets and services were material, the value of these services should be valued and recorded in your financial statements. Refer to SAB Topic 1B. Please revise or advise.
RESPONSE TO COMMENT 11:
The Company advises the Staff that in connection with the preparation of the combined financial statements of the Snowflake Entities, management considered the requirements of SAB Topic 1B. In determining the significance of such costs, the Snowflake Entities considered those costs that were direct and incremental to the operations of the Snowflake Entities, and which were paid for by affiliated companies outside the combined group. Based on this analysis, the Snowflake Entities concluded that such amounts, which totaled less than $10,000 in the year ended December 31, 2006, were not material to the combined financial statements.
Fairness Opinion
12.     Since Catalytica investors are entitled to rely on the fairness opinion, the opinion should be revised to remove the language that the opinion “was undertaken ... for the sole benefit of the Board of Directors of Catalytica ....”

RESPONSE TO COMMENT 12:
The Company advises the Staff that the fairness opinion of Howard Frazier Barker & Elliot has been amended to remove the language that the opinion was undertaken for the sole benefit of the Board of Directors of Catalytica. The fairness opinion, as amended, has been filed as Annex B to Amendment No. 1.
          Please do not hesitate to contact the undersigned or Daniel J. Rodriguez at 650-493-9300 if you desire to discuss any of the foregoing responses or Amendment No. 1, or if you need additional information.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Bradley L. Finkelstein
Bradley L. Finkelstein, Esq.

cc:	w/ enclosures:
Eduardo Aleman

w/o enclosures:
Robert W. Zack, CEO and CFO, Catalytica Energy Systems, Inc.
William Ellis, Director, Audit Committee Chairman, Catalytica Energy Systems, Inc.
Robert M. Worsley, CEO, Snowflake White Mountain Power, LLC, Renegy, LLC
and Renegy Trucking, LLC
Thomas Christie, Ernst & Young
Jack Kanner, Ernst & Young
Donna M. Petkanics, Esq., Wilson Sonsini Goodrich & Rosati
Daniel J. Rodriguez, Esq., Wilson Sonsini Goodrich & Rosati
Richard M. Weinroth, Esq., Catalytica Energy Systems, Inc.
Christopher D. Johnson, Esq., Squire Sanders & Dempsey LLP
Christopher A. Van Tuyl, Esq., Squire Sanders & Dempsey LLP